SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 1996
                        -----------------

                                       OR


       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from                    to
                               -----------------      ------------------

                         Commission File Number 0-22230
                                                -------

                                Royal Grip, Inc.
                               401(k) Savings Plan

 (Full title of the plan and the address of the plan, if different from that of the issuer named below)
--------------------------------------------------------------------------------

                                Royal Grip, Inc.
                              444 West Geneva Drive
                              Tempe, Arizona 85282

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
--------------------------------------------------------------------------------

                                ROYAL GRIP, INC.


                      ROYAL GRIP, INC. 401(k) SAVINGS PLAN

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996
    (prepared in accordance with the financial reporting requirements of the
          Employee Retirement Income Security Act of 1974, as amended),
                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                      ROYAL GRIP, INC. 401(k) SAVINGS PLAN


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 1996


REPORT OF INDEPENDENT AUDITORS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995

         Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1996 and the period from October 1, 1995 (inception) through December 31, 1995

         Notes to Financial Statements

SCHEDULES

I Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

II Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996


                                   SIGNATURES


                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Emjay Corporation, Administrator of the Royal Grip, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: July 14, 1997            By /s/ Thomas A. Schneider
           --                     --------------------------------------------
                               Thomas A. Schneider, Vice President-Finance
                               On behalf of Emjay Corporation, Adminstrator of
                               the Royal Grip, Inc. 401(k) Savings Plan

                                  EXHIBIT INDEX



Exhibit                                                          Page or
Number   Description                                         Method of Filing
------   -----------                                         ----------------

  23     Consent of Ernst & Young LLP, Independent Auditors  Filed herewith

                         Report of Independent Auditors

Royal Grip, Inc., as Plan Sponsor of the
Royal Grip, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Royal Grip, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the year ended December 31, 1996 and the period from October 1, 1995
(inception) through December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 7, the Plan was terminated effective June 20, 1997.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996 and the period from October 1, 1995 (inception) through December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

July 11, 1997

                      Royal Grip, Inc. 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1996

                                                                           Fund Information
                                     -----------------------------------------------------------------------------------------
                                                      Fixed             Growth and Aggressive International
                                         Liquidity    Income    Growth    Income     Growth     Growth     Royal Grip
                                           Fund        Fund      Fund      Fund       Fund       Fund         Stock     Total
                                     -----------------------------------------------------------------------------------------
Assets
Investments, at fair value               $  4,822   $  6,729   $ 22,127   $ 26,029   $ 37,403   $ 31,603   $  8,398   $137,111

Participant contributions receivable           79        130        407        497        759        598        347      2,817
                                     -----------------------------------------------------------------------------------------
Net assets available for benefits        $  4,901   $  6,859   $ 22,534   $ 26,526   $ 38,162   $ 32,201   $  8,745   $139,928
                                     =========================================================================================

See accompanying notes.

                      Royal Grip, Inc. 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1995

                                                                           Fund Information
                                     -----------------------------------------------------------------------------------------
                                                      Fixed             Growth and Aggressive International
                                         Liquidity    Income    Growth    Income     Growth     Growth     Royal Grip
                                           Fund        Fund      Fund      Fund       Fund       Fund         Stock     Total
                                     -----------------------------------------------------------------------------------------
Assets
Participant contributions receivable     $   765    $  2,126   $  5,721   $  7,714   $11,274    $  8,292   $  4,516   $ 40,408
                                     -----------------------------------------------------------------------------------------
Net assets available for benefits        $   765    $  2,126   $  5,721   $  7,714   $11,274    $  8,292   $  4,516   $ 40,408
                                     =========================================================================================

See accompanying notes.

                      Royal Grip, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1996

                                                                           Fund Information
                                     -----------------------------------------------------------------------------------------
                                                      Fixed             Growth and Aggressive International
                                         Liquidity    Income    Growth    Income     Growth     Growth     Royal Grip
                                           Fund        Fund      Fund      Fund       Fund       Fund         Stock     Total
                                     -----------------------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income (loss)
   Net appreciation (depreciation) in
     fair value of investments           $      -   $    211   $ 3,804    $ 1,487    $ 3,334    $ 2,075     $(9,514)  $  1,397
   Interest                                    84          -         -          -          -          -          -          84
   Dividends                                    -        297       116        668          -      1,669          -       2,750
                                     -----------------------------------------------------------------------------------------
Total investment income (loss)                 84        508     3,920      2,155      3,334      3,744      (9,514)     4,231

Participants' contributions                 3,888      6,373    19,934     24,314     37,147     29,265      17,004    137,925
                                     -----------------------------------------------------------------------------------------
Total additions                             3,972      6,881    23,854     26,469     40,481     33,009       7,490    142,156


Deductions from net assets attributed to:
Benefits paid to participants                 270      1,757     6,882      7,657     13,810      9,109       3,151     42,636
                                     -----------------------------------------------------------------------------------------
Net increase prior to interfund transfers   3,702      5,124    16,972     18,812     26,671     23,900       4,339     99,520
Interfund transfers, net                      434       (391)     (159)         -        217          9        (110)         -
                                     -----------------------------------------------------------------------------------------
Net increase                                4,136      4,733    16,813     18,812     26,888     23,909       4,229     99,520
Net assets available for benefits
   Beginning of year                          765      2,126     5,721      7,714     11,274      8,292       4,516     40,408
                                     -----------------------------------------------------------------------------------------
   End of year                           $  4,901   $  6,859   $22,534    $26,526    $38,162    $32,201    $  8,745   $139,928
                                     =========================================================================================

See accompanying notes.

                      Royal Grip, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

    For the period from October 1, 1995 (inception) through December 31, 1995

                                                                           Fund Information
                                     -----------------------------------------------------------------------------------------
                                                      Fixed             Growth and Aggressive International
                                         Liquidity    Income    Growth    Income     Growth     Growth     Royal Grip
                                           Fund        Fund      Fund      Fund       Fund       Fund         Stock     Total
                                     -----------------------------------------------------------------------------------------
Additions to net assets attributed to:
Participants' contributions              $   765    $  2,126   $  5,721   $  7,714   $11,274    $  8,292   $  4,516   $ 40,408
Net assets available for benefits
   At inception                                -           -          -          -         -           -          -          -
                                     -----------------------------------------------------------------------------------------
   End of year                           $   765    $  2,126   $  5,721   $  7,714   $11,274    $  8,292   $  4,516   $ 40,408
                                     =========================================================================================

See accompanying notes.

                      Royal Grip, Inc. 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1996

1. Description of the Plan

The Royal Grip, Inc. 401(k) Savings Plan (the Plan) is a defined contribution plan covering all eligible employees of Royal Grip, Inc. (the Company) and its affiliates who have at least one year of service and are age twenty-one or older. The Plan was established on October 1, 1995 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company does not match any portion that a participant contributes to the Plan. Participants are immediately vested in their contributions plus actual earnings therein.

Each participant's account is credited with the participant's contributions and allocations of Plan earnings based on participant account balances, as defined. Participants may direct their contributions in any of seven investment options:

     Liquidity Fund--Funds are invested in money market accounts. (Dean Witter Liquid Asset Fund and Stock Liquidity Fund)

     Fixed Income Fund--Funds are invested in shares of a registered investment company that invest in higher-yielding, lower rated corporate bonds. (AIM Income A Fund)

     Growth Fund--Funds are invested in shares of a registered investment company that invest in a non diversified portfolio of securities of companies headquartered in or conducting a majority of operations in California. (Franklin California Growth Fund)

     Growth and Income Fund--Funds are invested in shares of a registered investment company that invest in common and preferred stocks with above average dividend yields. (Franklin Equity Income Fund)

     Aggressive Growth Fund--Funds are invested in shares of a registered investment company that invest in a mix of small-cap, mid-cap and large-cap stocks. (AIM Constellation Fund)

     International Growth Fund--Funds are invested in shares of a registered investment company that invest in stocks and debt obligations of companies and governments of any nation. (Templeton Growth Fund)

                      Royal Grip, Inc. 401(k) Savings Plan

1. Description of the Plan (continued)

     Royal Grip Stock--Funds are invested in common stock of the Company. The Company has reserved 50,000 shares to be issued under the Plan.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund with the participant's vested account balance serving as collateral for the loan. Loan terms range from 1-5 years or may exceed 5 years for the purchase of a primary residence. Loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. During 1996 and 1995, no loans were outstanding.

Upon termination, death, disability or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account.

Information about the Plan agreement and vesting and benefit provisions is contained in the booklet, Summary Plan Description of the Royal Grip, Inc. 401(k) Savings Plan, which is available from the Plan's administrator.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The shares of the Company's common stock are valued at quoted market prices. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                      Royal Grip, Inc. 401(k) Savings Plan

3. Investments

The Plan's investments are held by the Plan custodian and are presented in the following table. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                                    December 31,
                                                                       1996
                                                                     --------
Investments at fair value as determined by quoted market price:
   Dean Witter Liquid Asset Fund (4,239 shares)                      $  4,239
   Dean Witter Stock Liquidity Fund (583 shares)                          583
   AIM Income A Fund (817 shares)                                       6,729
   Franklin California Growth Fund (1,083 shares)                      22,127
   Franklin Equity Income Fund (1,552 shares)                          26,029
   AIM Constellation Fund (1,481 shares)                               37,403
   Templeton Growth Fund (1,617 shares)                                31,603
   Royal Grip Common Stock (3,054 shares)                               8,398
                                                                     --------
                                                                     $137,111
                                                                     ========

During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                                                     Year Ended
                                                                    December 31,
                                                                         1996
                                                                       -------
Investments at fair value as determined by quoted market price:
   AIM Income A Fund                                                   $   211
   Franklin California Growth Fund                                       3,804
   Franklin Equity Income Fund                                           1,487
   AIM Constellation Fund                                                3,334
   Templeton Growth Fund                                                 2,075
   Royal Grip Common Stock                                              (9,514)
                                                                       -------
                                                                       $ 1,397
                                                                       =======

                      Royal Grip, Inc. 401(k) Savings Plan

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                              December 31,
                                                           1996         1995
                                                        ----------------------
  Net assets available for benefits per the financial
       statements                                       $ 139,928    $  40,408
  Participants' contributions not received                 (2,817)        --
                                                        ----------------------
  Net assets available for benefits per the Form 5500   $ 137,111    $  40,408
                                                        ======================

The following is a reconciliation of participants' contributions per the financial statements to the Form 5500:
                                                               Year Ended
                                                               December 31,
                                                                   1996
                                                                ---------

     Participants' contributions per the financial statements   $ 137,925
     Participants' contributions not received                      (2,817)
                                                                ---------
     Participants' contributions per the Form 5500              $ 135,108
                                                                =========

Participants' contributions not received represent contributions withheld from participant wages relating to the year ended December 31, 1996 and were not recorded as contributions on the Form 5500.

5. Income Tax Status

The Internal Revenue Service issued a determination letter dated February 18, 1997, that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the IRC to maintain its qualification. The Plan sponsor is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

6. Transactions with Related Parties

The Company pays all administrative expenses on behalf of the Plan which amounted to approximately $18,000 for the year ended December 31, 1996 and $6,000 for the three months ended December 31, 1995.

                      Royal Grip, Inc. 401(k) Savings Plan

7. Subsequent Event

Effective June 20, 1997, the Company terminated the Plan. The Plan will distribute the funds within the provisions of ERISA and the plan agreement.

                      Royal Grip, Inc. 401(k) Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1996

                                                  Description of Investment, Including
 Identity of Issue, Borrower, Lessor or Similar     Maturity Date, Rate of Interest,                           Current
                    Parties                         Collateral, Par or Maturity Value          Cost             Value
----------------------------------------------------------------------------------------------------------------------------
Money Market Accounts:
   Dean Witter Liquid Asset Fund*                            4,239 shares                  $     4,239        $    4,239
   Dean Witter Stock Liquidity Fund*                           583 shares                          583               583
                                                                                         -----------------------------------
                                                                                                 4,822             4,822
Mutual Funds:
   AIM Income A Fund                                           817 shares                        6,518             6,729
   Franklin California Growth Fund                           1,083 shares                       19,401            22,127
   Franklin Equity Income Fund                               1,552 shares                       25,084            26,029
   AIM Constellation Fund                                    1,481 shares                       36,226            37,403
   Templeton Growth Fund                                     1,617 shares                       30,042            31,603
                                                                                         -----------------------------------
                                                                                               117,271           123,891
Common Stock:
   Royal Grip Common Stock*                                  3,054 shares                       16,079             8,398
                                                                                         -----------------------------------
                                                                                              $138,172          $137,111
                                                                                         ===================================

* Indicates party-in-interest to the Plan.

                      Royal Grip, Inc. 401(k) Savings Plan
                 Line 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1996

                                                                                  Expenses               Current Value
Identity of Party                                               Selling  Lease Incurred with  Cost of     of Asset on    Net Gain or
     Involved    Description of Assets           Purchase Price  Price  Rental  Transaction    Asset    Transaction Date   (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (i) - Individual transactions in excess of five percent of plan assets
-------------------------------------------------------------------------------
        *        Dean Witter Stock Liquidity Fund  $  4,861      $    -  $    -   $   -        $ 4,861     $ 4,861          $   -
        *        Dean Witter Stock Liquidity Fund     2,654           -       -       -          2,654       2,654              -
        *        Dean Witter Stock Liquidity Fund         -       4,850       -       -          4,850       4,850              -
        *        Dean Witter Stock Liquidity Fund         -       2,651       -       -          2,651       2,651              -
        *        AIM  Income A Fund                   2,119           -       -       -          2,119       2,119              -
        *        Franklin California Growth Fund      5,742           -       -       -          5,742       5,742              -
        *        Franklin California Growth Fund      3,072           -       -       -          3,072       3,072              -
        *        Franklin California Growth Fund          -       2,900       -       -          2,553       2,900            347
        *        Franklin Equity Income Fund          7,700           -       -       -          7,700       7,700              -
        *        Franklin Equity Income Fund          3,938           -       -       -          3,938       3,938              -
        *        AIM Constellation Fund              11,239           -       -       -          1,239      11,239              -
        *        AIM Constellation Fund               2,250           -       -       -          2,250       2,250              -
        *        AIM Constellation Fund               5,440           -       -       -          5,440       5,440              -
        *        AIM Constellation Fund                   -       5,147       -       -          4,636       5,147            511
        *        Templeton Growth Fund                8,294           -       -       -          8,294       8,294              -
        *        Templeton Growth Fund                4,249           -       -       -          4,249       4,249              -
        *        Templeton Growth Fund                    -       3,461       -       -          3,268       3,461           (193)
        *        Royal Grip Common Stock              4,850           -       -       -          4,850       4,850              -
        *        Royal Grip Common Stock              2,651           -       -       -          2,651       2,651              -

                      Royal Grip, Inc. 401(k) Savings Plan
           Line 27d - Schedule of Reportable Transactions (continued)

                          Year Ended December 31, 1996

                                                                                              Expenses   Current Value
Identity of Party                                               Selling   Lease Incurred with  Cost of    of Asset on    Net Gain or
     Involved    Description of Assets           Purchase Price  Price   Rental  Transaction    Asset   Transaction Date   (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) -- Series of transactions in excess of five percent of plan assets
---------------------------------------------------------------------------------
        *        Dean Witter Liquid Asset Fund     $ 4,501     $     - $     -   $    -       $ 4,501      $ 4,501        $     -
        *        Dean Witter Liquid Asset Fund           -         262       -        -           262          262              -
        *        Dean Witter Stock Liquidity Fund   21,771           -       -        -        21,771       21,771              -
        *        Dean Witter Stock Liquidity Fund        -      21,188       -        -        21,188       21,188              -
        *        AIM Income A Fund                   8,666           -       -        -         8,666        8,666              -
        *        AIM Income A Fund                       -       2,148       -        -         2,148        2,148              -
        *        Franklin California Growth Fund    25,824           -       -        -        25,824       25,824              -
        *        Franklin California Growth Fund         -       7,064       -        -         6,423        7,064            641
        *        Franklin Equity Income Fund        32,691           -       -        -        32,691       32,691              -
        *        Franklin Equity Income Fund             -       7,683       -        -         7,608        7,683             75
        *        AIM Constellation Fund             49,138           -       -        -        49,138       49,138              -
        *        AIM Constellation Fund                  -      13,853       -        -        12,912       13,853            941
        *        Templeton Growth Fund              38,851           -       -        -        38,851       38,851              -
        *        Templeton Growth Fund                   -       9,132       -        -         8,810        9,132            322
        *        Royal Grip Common Stock            21,207           -       -        -        21,207       21,207              -
        *        Royal Grip Common Stock                 -       3,295       -        -         5,127        3,295         (1,832)

* Transactions were made on the market.

There were no category (ii) or (iv) reportable transactions during 1996.